Exhibit 99.1

Masterworks 022, LLC

	Gross Artwork Sale Proceeds	$1,000,000.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,000,111.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(75,978.00)
=	Distributable Proceeds to Class A Shares	$924,033.00
(/)	Total Class A Shares Outstanding	31,006
=	Distributable Proceeds per Class A Share	$29.80
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.49

	Offering period
	Cash Receipt Date	7/8/2022
(-)	Final Offering Close Date	11/11/2020
=	Days from final close to cash receipt	604
(/)	Days of year	365
=	IRR Period (in years)	1.65

	IRR Calculation
	MOIC	1.49
	IRR Period (in years)	1.65
	IRR	27.3%